EXHIBIT 99.1

Golar LNG Partners L.P. Interim results for the period ended 31 March 2018

Highlights

      ·         Golar LNG Partners LP ("Golar Partners" or "the Partnership") reports net income attributable to unit holders of $14.8 million and operating income of $26.1 million for the first quarter of 2018.

      ·         Generated distributable cash flow of $13.3 million1 for the first quarter with a distribution coverage ratio of 0.321.

      ·        Secured a 15-year contract for one of the Partnership's two available FSRUs.

      ·        Brian Tienzo appointed as Chief Executive Officer.

Subsequent Events

·                     FLNG Hilli Episeyo delivers first two cargoes of LNG, progresses commissioning and commences acceptance testing with customers Perenco and SNH.

·                     Declared an unchanged distribution for the first quarter of $0.5775 per unit.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $14.8 million and operating income of $26.1 million for the first quarter of 2018 ("the first quarter" or "1Q"), as compared to net income attributable to unit holders of $25.4 million and operating income of $40.5 million for the fourth quarter of 2017 ("the fourth quarter" or "4Q") and net income attributable to unit holders of $23.6 million and operating income of $54.9 million for the first quarter of 2017.

(USD '000)	Q1 2018	Q4 2017	Q1 2017
Total Operating Revenues	74,214	90,113	101,385
Adjusted EBITDA [2]	51,715	67,053	79,677
Operating Income	26,066	40,497	54,921
Interest Income	3,482	3,079	1,173
Interest Expense	(20,314)	(18,446)	(18,247)
Other Financial Items	9,591	9,080	(6,903)
Tax	(3,923)	(4,475)	(3,491)
Net Income attributable to Golar Partners Owners	14,755	25,355	23,554
Net Debt [3]	1,084,532	1,069,228	1,173,315

As anticipated, total operating revenues decreased, from $90.1 million in the fourth quarter to $74.2 million in the first quarter. Three previously identified events contributed to the $15.9 million decrease. Firstly, the contractual seasonal downtime for the FSRU Golar Igloo resulted in 55 days off hire. Secondly, substantially lower rates and levels of utilization were achieved in the LNG carrier spot market by the Golar Maria and Golar Mazo, whose long term charters expired on November 30, 2017 and December 29, 2017, respectively. Lower levels of utilization on these vessels during the quarter also contributed to an increase in voyage costs. Thirdly, having concluded its sub-charter with Golar LNG Limited ("Golar") on November 1, the LNG carrier Golar Grand traded for a full quarter at her reduced daily rate.

Repairs and maintenance carried out on the Golar Igloo during its scheduled seasonal downtime accounts for the $1.0 million increase in operating expenses from $15.4 million in 4Q to $16.4 million in 1Q.

Administrative expenses at $3.3 million were $2.2 million lower than 4Q. Reduced management fees and lower legal expenses account for the decrease, 4Q costs having been inflated by legal expenses in connection with structuring of the acquisition of an equity interest in the Hilli Episeyo (the "Hilli Acquisition").

Depreciation and amortization at $25.6 million was $0.9 million lower than 4Q. Reduced dry-dock amortization in respect of the FSRUs Golar Freeze and Golar Spirit accounts for the decrease.

Interest expense at $20.3 million for the first quarter was higher than the fourth quarter at $18.4 million. An increase in LIBOR and the write off of deferred charges in connection with a vessel refinancing contributed to the $1.9 million increase.

A full quarter's interest on the $177.0 million Hilli Episeyo pre-payment, inclusive of the $107 million from the put back of Golar Tundra, gave rise to a $0.4 million increase in interest income from $3.1 million to $3.5 million in 1Q.

Other financial items recorded a gain of $9.6 million for 1Q compared to a 4Q gain of $9.1 million. Further non-cash interest rate swap gains following an increase in 2-3 year swap rates account for much of the increase.

As a result of the foregoing, 1Q distributable cash flow1 fell a further $12.7 million to $13.3 million, compared to $26.0 million in the fourth quarter. As anticipated, the distribution coverage ratio1 decreased accordingly from 0.63 in 4Q to 0.32 in 1Q.

Commercial Review

On January 19, 2018 the Partnership executed a 15-year charter with an energy and logistics company for the provision of an FSRU in the Atlantic Basin (the "Atlantic Project"). The capital element of the charter rate will vary according to demand for regasification throughput, but includes a cap and a floor that is expected to generate annual operating income before depreciation and amortization of between approximately $18 and $22 million. The charter, which includes a five year extension option, also includes an option after three years for the charterer to terminate the contract and seek an alternative regasification solution, but only in the event that certain throughput targets have not been met. Golar Partners will have a matching right to provide the alternative solution.

FSRU service is expected to commence during the fourth quarter of 2018 and a decision on which of the two available vessels will be selected is expected by the third quarter. Modification and dry-dock costs of $15 million can be expected in the event that the Golar Freeze is chosen whilst costs for the Golar Spirit would be in excess of this. Interest in smaller scale LNG projects represents grounds for optimism for contracting the remaining uncontracted FSRU, however this is likely to take some time.

Golar Partners continues to pursue long-term shipping opportunities for the Golar Mazo and Golar Maria. To minimize near term bunker and operating costs the Partnership has placed the Golar Mazo into temporary warm-layup. Golar Maria continues to trade however utilization has been low.

Acquisitions

Commissioning of gas treatment systems and refrigerant trains on board FLNG Hilli Episeyo continued throughout the quarter and first LNG was produced on March 12, 2018. Minor issues encountered after March 12, 2018 did, however, interrupt the commissioning of additional trains and the ramp up of production. By late April stable levels of production were being achieved and a 138,000cbm commissioning cargo destined for China was subsequently offloaded.  Official acceptance testing has commenced and a second cargo has now been offloaded.  Based on the current schedule, the contract is expected to fully commence in the coming days.

During June, Golar plans to draw down the final tranche of the vessel's CSSC (Hong Kong) Shipping Co. Ltd. ("CSSCL") debt facility. Concurrent with this drawdown, the short-term pre-delivery facility will be replaced by a long-term $960 million sale and leaseback facility. Both vessel acceptance and execution of the final sale and leaseback facility are conditions precedent to closing the Hilli Acquisition. Closing is expected to take place during June 2018. Equivalent to 50% of the two contracted liquefaction trains, out of a total of four, this initial interest includes a pro-rated 5% stake in any future distributions generated by the currently uncontracted expansion capacity, but does not include exposure to the oil linked component of the vessel's earnings stream.

The purchase price for this initial interest was $658 million less 50% of the net lease obligations, equivalent to $480 million. After applying the $107 million Tundra Put sale proceeds and the $70 million deposit paid in August 2017, a balancing payment of approximately $1 million will be payable to Golar upon closing. Interest receivable from Golar on the $177 million prepayment will also cease upon closing.

Operational Review

Once again the fleet performed well during the quarter achieving 100% availability for scheduled operations. After accounting for the layup of the Golar Spirit, scheduled downtime of the Golar Igloo and idle time in the spot market for Golar Mazo and Golar Maria, utilization of 77% was recorded for the quarter.

There is no scheduled off hire expected in 2Q and utilization is expected to increase to around 85% as a result. The LNG carrier Methane Princess is scheduled to dry-dock in 3Q and this is expected to result in approximately 31 days off hire. Docking of the FSRU selected to service the Atlantic project is also expected to take place during 3Q. Additional off hire will not be incurred in this instance as both FSRU candidates are currently idle.

Financing and Liquidity

As of March 31, 2018, the Partnership had cash and cash equivalents of $142.6 million, restricted cash of $187.1 million and available and undrawn revolving credit facilities of $75.0 million. The Partnership's total net debt3 as at March 31, 2018 was $1,084.5 million. Based on the above net debt3 amount and annualized4 first quarter 2018 Adjusted EBITDA2, Golar Partners' net debt3 to Adjusted EBITDA2 ratio was 5.2. As of March 31, 2018, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,683.8 million (including swaps with a notional value of $400.0 million in connection with the Partnership's bonds) representing approximately 132% of total debt and capital lease obligations net of long-term restricted cash. In anticipation of closing the Hilli Acquisition and the assumption of a proportionate share of its associated debt, the Partnership entered into a new $480 million 8-year interest rate swap commencing March 31, 2018. Upon closing, the proportion of debt swapped to a fixed rate is expected to revert to levels close to 100%.

The average fixed interest rate of swaps related to bank debt is approximately 2.1% with an average remaining period to maturity of approximately 5.3 years as of March 31, 2018.

Outstanding bank debt as of March 31, 2018 was $897.4 million, which had average margins, in addition to LIBOR, of approximately 2.39%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%.

During March, Golar Partners entered into an agreement to extend the maturity of the NR Satu debt facility. Originally due to mature in November 2019, this facility will now mature on the earlier of November 30, 2022 or charter expiry. The Partnership's next debt maturity will now be in 2020.

During the quarter 617,969 common units and 12,548 General Partner units were issued under the Partnership's ATM facility generating net proceeds of $13.9 million.

Corporate and Other Matters

As of March 31, 2018, there were 71,382,949 common and general partner units outstanding in the Partnership, including those issued under the Partnership's ATM facility above. On March 5, 2018, the Partnership announced that its Board had authorized a repurchase program of up to $25.0 million of its own common units. As at March 31, 2018, and to date, 439,672 units have been repurchased and subsequently cancelled at a cost of $8.0 million.

Of the 71,382,949 common and general partner units outstanding at March 31, 22,662,977, including 1,436,391 General Partner units, were owned by Golar, representing a 31.7% interest in the Partnership.

In April 2018, Golar Partners declared a distribution for the first quarter of $0.5775 per unit for common and general partner unitholders of record on May 7, 2018. The distribution was paid in May 2018 on total units of 71,382,949. A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 February through to 14 May was also declared. This was also paid in May 2018 to all Series A preferred unitholders of record on May 8, 2018.

Total outstanding options as at March 31, 2018 were 99,000.

On March 19, Brian Tienzo was appointed as Chief Executive Officer of Golar Partners. Mr. Tienzo was formerly Chief Financial Officer of Golar LNG Limited.

Outlook

June's anticipated closing of the Hilli Acquisition represents a material step toward addressing the Partnership's re-contracting risk. This transaction will add approximately $800 million of effective revenue backlog5 and further diversify Golar Partners' asset and customer base. The 15-year Atlantic FSRU contract utilizing either Golar Spirit or Golar Freeze is expected to add a further $380 million of effective revenue backlog5. Progress toward securing a long-term contract for a converted FSRU that would utilize an LNG carrier further underscores the business case and active market for low cost, smaller scale FSRUs.

Current European and Asian LNG prices are more than 50% up on 2017 levels whilst US gas prices are lower.  This dynamic creates a solid basis for long distance LNG exports.  Together with the ramp up of US and Australian LNG production capacity, an increase in ton miles is expected to result in a stronger market for LNG carriers.

Aided by a full quarter's contribution from the Golar Igloo, distribution coverage for the second quarter is expected to improve. Despite the scheduled dry-docking of a carrier and a reduction in interest income, coverage should improve further in 3Q as a result of the contribution to results from the Hilli Acquisition. Contingent upon sustained improvements in the LNG carrier market and prompt start-up of the Atlantic Project, further improvements are expected in 4Q 2018.

Although the distribution coverage ratio is unlikely to exceed 1.0 for the remainder of 2018, coverage levels in the run up to this transition phase were kept deliberately high in anticipation of this. The Partnership has $218 million of cash and undrawn credit facilities available to invest in growth opportunities and to pay quarterly distributions. Sustainability of the current distribution will be contingent on a number of events including deployment of part of the solid cash position into an attractive long-term investment opportunity, the timely closing of the Hilli Episeyo dropdown and commencement of the Atlantic FSRU charter, conclusion of a FSRU contract under discussion for the redeployment of a converted LNG carrier, charter status and anticipated earnings from FSRU Golar Igloo post 1Q 2019, and development of the shipping market. Golar Partners will also seek to stretch its debt amortization profile to better match the economic life of its assets.  The Board will evaluate the optimum long-term distribution level based on developments of these key events over the next two quarters.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

2Adjusted EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

3 Net Debt is a non-GAAP financial measure and is defined as short-term debt and long-term debt plus obligations under capital leases less cash and cash equivalents less restricted cash. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

4 Annualized means the figure for the quarter multiplied by 4.

5Revenue backlog and effective revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes the Partnership's pro-rata share of Hilli Episeyo contractual billings which are expected to be recorded as "Equity in net earnings of affiliates".

 FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners' operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·         market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

·         the ability of Golar LNG Partners LP ("Golar Partners," "we," "us" and "our") and Golar LNG Limited ("Golar") to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·         our ability to maintain cash distributions and the amount of any such distributions;

·         our ability to consummate the Acquisition of Hilli Episeyo on a timely basis or at all;

·         the timeliness of the acceptance of the FLNG Hilli Episeyo by the charterer;

·        our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the Hilli Acquisition of 50% of the common units of Golar Hilli LLC, the disponent owner of the Hilli Episeyo;

·        the future share of earnings relating to the Hilli Episeyo, which we expect to be initially accounted for under the equity method;

·        our ability to realize the expected benefits from the Atlantic Project;

·         our anticipated growth strategies;

·         the effect of a worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in commodity prices;

·         the liquidity and creditworthiness of our charterers;

·         changes in our operating expenses, including drydocking and insurance costs and bunker prices;

·         our future financial condition or results of operations and future revenues and expenses;

·         the repayment of debt and settling of interest rate swaps;

·         our and Golar's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         our ability to maintain long-term relationships with major LNG traders;

·         our ability to leverage the relationships and reputation of Golar and Golar Power Limited (or Golar Power) in the LNG industry;

·        our ability to purchase vessels from Golar and Golar Power in the future;

·         our continued ability to enter into long-term time charters, including our ability to re-charter FSRUs and carriers following the termination or expiration of their time charters;

·         our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·         timely purchases and deliveries of newbuilding vessels;

·         future purchase prices of newbuildings and secondhand vessels;

·         our ability to compete successfully for future chartering and newbuilding opportunities;

·         acceptance of a vessel by its charterer;

·         termination dates and extensions of charters;

·         the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

·         availability of skilled labor, vessel crews and management;

·         our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·         the anticipated taxation of our partnership and distributions to our unitholders;

·         challenges by authorities to the tax benefits we previously obtained;

·         estimated future maintenance and replacement capital expenditures;

·         our and Golar's ability to retain key employees;

·         customers' increasing emphasis on environmental and safety concerns;

·         potential liability from any pending or future litigation;

·         potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·         our business strategy and other plans and objectives for future operations; and

·         other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the "SEC").

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

May 31, 2018

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Executive and Chief Financial Officer

Stuart Buchanan - Head of Investor Relations

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment

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